Investment Presentation

Market Cap	~$1,100M
Enterprise Value	~$880M
2015 Revenue	$2,541M
2015 EBITDA	$157M

April 19, 2016

BHE Company Overview

- Provides outsourced manufacturing, design and engineering services - Electronic Manufacturing Services (EMS). Global manufacturing footprint. HQ in Angleton, TX
  - **Traditional markets (computing / telecom) -** typically higher-velocity, lower margin, and more volatile
  - **Non-traditional markets (industrial / medical / test and instrumentation) -** typically lower-velocity, higher margin, and more stable







2015 Revenue Mix


Test
9%
Medical
14%
Industrial
32%
Telecom
23%
Computing
22%

Growing non-traditional sales mix has led to improving EMS industry margins and returns

Sources: Company website, filings, presentations and sell-side analyst reports

Why We Invested In BHE

- Strong position in evolving EMS industry
- Attractive margins and customer mix relative to peers
- Trades at a discount to EMS peers
- **We believe there is a clear path to value creation via:**
  - Adopting a disciplined approach to capital allocation
  - Improving working capital efficiency and ROIC
  - Aligning compensation with shareholders
  - Improving investor communications
  - Adding directors with meaningful ownership to the Board

We Believe BHE Has Failed to Create Value for Shareholders

10 Year – Indexed[1]



120
100
80
60
40
20
0
(20)
(40)
(60)
(80)
(100)
Apr-06
Dec-07
Aug-09
Apr-11
Dec-12
Aug-14
Apr-16
101%
28%
(7%)
BHE
S&P 1500
S&P 1500 Electronic Manufacturing Services

Source: FactSet data as of 4/13/2016.

1. *Indexed to 0.*

We Believe Lack of Value Creation is Due To Worst In Class ROIC Despite Best-in-Class Margins

CY 2015 Comparison



ROIC
Gross Margin
Operating Margin
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
10.0%
8.6%
4.5%
12.8%
8.8%
4.2%
12.9%
7.8%
3.5%
14.3%
6.9%
2.8%
16.8%
8.6%
3.6%
20.5%
6.4%
2.8%
BHE
PLXS
SANM
CLS
JBL
FLEX

We believe management's neglect of the balance sheet has driven BHE's poor ROIC relative to peers

Source: Company filings and earnings presentations. JBL CY 2015 is for the period ending 11/30/15.
Note: Operating margin includes the impact of stock compensation and excludes the impact of amortization expense. ROIC calculated as EBITA Less Taxes / Average Invested Capital

We Believe Inferior Returns Cause a Valuation Discount to Peers

EV / Fwd. EBITDA


8.0x
7.0x
6.0x
5.0x
4.0x
3.0x
2.0x
3.7x
5.1x
5.3x
5.6x
6.3x
7.3x
JBL
BHE
SANM
CLS
FLEX
PLXS

P/E ex-Net Cash


13.0x
12.0x
11.0x
10.0x
9.0x
8.0x
7.0x
9.3x
9.3x
9.7x
10.3x
11.2x
12.2x
CLS
BHE
SANM
JBL
FLEX
PLXS

Price / Tangible Book


6.0x
5.0x
4.0x
3.0x
2.0x
1.0x
0.0x
1.1x
1.2x
1.5x
1.6x
2.2x
5.5x
BHE
SANM
CLS
PLXS
JBL
FLEX

Source: FactSet, company filings, earnings presentations, and EC estimates.
Note: Adjusted to include stock-based compensation expense and, for P/E multiples, exclude amortization of intangibles and after-tax interest expense

We Believe Low ROIC/Valuation Driven By Poor Working Capital Management

Cash Conversion Cycle (CCC)


100
80
60
40
20
0
94
70
47
43
36
20
BHE
PLXS
SANM
CLS
FLEX
JBL

Days Sales Outstanding (DSO)


80
60
40
20
0
69
55
54
53
43
43
BHE
SANM
FLEX
PLXS
CLS
JBL

Days Payables Outstanding (DPO)


80
60
40
20
0
40
51
65
68
70
71
BHE
CLS
SANM
FLEX
PLXS
JBL

DPOs Less DSOs


40
20
0
(20)
(40)
(29)
8
10
14
17
28
BHE
CLS
SANM
FLEX
PLXS
JBL

BHE is the ONLY EMS company that pays its suppliers faster than it is paid by its customers

We Believe Correcting Working Capital Presents a Significant Cash Generation Opportunity

Comparison to PLXS

DSOs = $110M



80
70
60
50
40
30
20
10
0
69
53
BHE
PLXS

DPOs = $190M



80
70
60
50
40
30
20
10
0
40
70
BHE
PLXS

Cash Generation Opportunity

Achieving PLXS DSOs and DPOs



$350
$300
$250
$200
$150
$100
$50
$0
$304M
DSOs
$114
DPOs
$191
BHE Cash Generation Opportunity

Fixing the working capital issues could release >$300M of cash, which is over 25% of BHE's market capitalization

The Result is ~$770M in Cash (~68% of the Market Capitalization)

BHE Cash Generation Opportunity from Improved Working Capital Efficiency


$ (millions)
$800
$700
$600
$500
$400
$300
$200
$100
$0
$466
$191
$114
$770
$304
$466
Current Cash
Cash from Correcting DPOs
Cash from Correcting DSOs
Pro-Forma Cash Balance

$770M of Cash = ~68% of Market Cap

Pro-Forma EV / EBITDA = 3.4x

With such a significant amount of cash potentially available to deploy, capital allocation will be an important value driver for BHE

We Believe BHE's Incentive Compensation Must Be Fixed So It Does Not Incentivize Value Dilutive Acquisitions

Impact of an Acquisition of a 3% Return Business – BHE Compensation Committee ROIC Definition

	Pre-Cash Deployment	Dilutive Acquisition	Pro Forma
Avg. Equity	1,299		1,299
Avg. Debt	54		54
Invested Capital - BHE Compensation Committee Definition	1,353		1,353
Less: Avg. Cash	(430)	300	(130)
Invested Capital - Correct Definition	923		1,223
NOPAT	92	9	101
ROIC - Correct Definition	**10.0%**		**8.2%**
ROIC - BHE Compensation Committee Definition	**6.8%**		**7.5%**

ROIC (incorrectly) increases

We believe BHE's undisciplined M&A and persistent working capital inefficiency are symptoms of a flawed incentive compensation structure

Note: Example calculation. Assumes cash is deployed to acquire an asset with NOPAT of 9m for 300m.

BHE Allocated ~38% of the Company's Enterprise Value[1] To An Acquisition that We Believe Destroyed Value in 2015

TTM Revenue ($M)



$3,000
$2,500
$2,000
$1,500
$1,000
$500
$0
$2,625
$100
BHE
Secure

EBITDA Margin[2]



16%
14%
12%
10%
8%
6%
4%
2%
0%
6%
>15%
BHE
Secure

EV / EBITDA Multiple[2]



12.0x
10.0x
8.0x
6.0x
4.0x
2.0x
0.0x
4.7x
>10x
BHE
Secure

Value Destruction



$250
$200
$150
$100
$50
$0
$230
~$50-100M Value Destroyed
$58
Possible multiple increase
$126 EV
Price Paid
Value of Secure

BHE's fixation on margin & growth at the expense of returns appears to have blinded it to the fact that the transaction was going to destroy $50-$100M of Value

1. *Percentage of enterprise value based on $20.56 share price as of 10/22/15 and BHE balance sheet as of 9/30/2015.*
2. *BHE EV/NTM EBITDA multiple per FactSet as of 10/21/2015. Secure margins and implied EBITDA multiple based on BHE letter to shareholders dated 4/06/2016*

We Believe Investor Communications Needs Improvement

	FLEX	JBL	CLS	SANM	PLXS	BHE
# of analysts covering the company	13	12	12	9	11	6
Quarterly discussion of free cash flow?	Yes	Yes	Yes	Yes	Yes	No
Quarterly discussion of ROIC?	Yes	Yes	Yes	Yes	Yes	No

Compared to its EMS peers, BHE has the fewest analysts covering the company and does not regularly discuss two of the most important metrics with investors

Source: Data per FactSet, company transcripts, and presentations..

We Believe Management Fails to Effectively Communicate BHE's Attractive Investment Case

Implied 2016 Free Cash Flow Guidance ($M)



$300
$250
$200
$150
$100
$50
$0
$155
$123
($45)
$233
2016E FCF = $233M
Current EV = ~$880M
Unlevered FCF Yield = ~26%
Operating Cash Flow ex-change in Working Capital
Cash Release from Working Capital
Capital Expenditures
Free Cash Flow

Because management is solely margin and growth focused, they fail to communicate the value proposition from a free cash flow perspective

Source: Company transcripts, presentations and Engaged estimates. Assumes BHE achieves a 20% improvement in CCC in 2016.

Our Plan Will Fix The Impediments To Value Creation and Create Material Wealth for BHE Shareholders

Key Drivers of Underperformance	Engaged Capital's Response	Value Creation Opportunity
Poor Corporate Governance/ Entrenched Board	Add new, highly qualified Board members aligned with shareholders	**>50% Upside**
Undisciplined Capital Allocation	Instill a rigorous, disciplined approach to capital allocation	
Inefficient Working Capital	Work with outside consultants to increase and accelerate pursuit of working capital efficiencies	
Misaligned Incentive Compensation	Align executive compensation with shareholders	
Ineffective Investor Communication	Increase transparency, align financial reporting, and increase analyst coverage	

Cash Generation and a Disciplined Approach to Capital Allocation Can Drive Significant Upside

BHE Pro-forma Valuation


$40
$35
$30
$25
$20
$15
$10
$23
$6
$4
$2
($2)
$35
$33
47-54% Upside
~30% IRR
Current Price
Cash from Working Capital
Cash from Operating Free Cash Flow
Multiple Rerating to Peers
Potential Margin Impact
Engaged's Year-end 2017 Value for BHE

We see ~50% upside to $33-$35 a share in 2017 by implementing our agenda

Disclaimer

This presentation is for discussion and general informational purposes only. It does not have regard to the specific investment objective, financial situation, suitability, or the particular need of any specific person who may receive this presentation, and should not be taken as advice on the merits of any investment decision. This presentation is not an offer to sell or the solicitation of an offer to buy interests in a fund or investment vehicle managed by Engaged Capital, LLC ("Engaged Capital") and is being provided to you for informational purposes only. The views expressed herein represent the opinions of Engaged Capital, and are based on publicly available information with respect to Benchmark Electronics, Inc. (the "Issuer"). Certain financial information and data used herein have been derived or obtained from public filings, including filings made by the Issuer with the Securities and Exchange Commission ("SEC"), and other sources.

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